UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75615P 10 3

(CUSIP Number)

Thomas Dyrberg

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75615P 10 3

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,367,763 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,367,763 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,367,763 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 35.5% (2)
14.	Type of Reporting Person: CO

(1)	Comprised of 965,794 shares of Class A common stock and assumes the conversion of 2,401,969 shares of Class B common stock into Class A common stock on a one-for-one basis as more fully described herein.

(2)	Based upon 7,643,401 shares of Class A common stock and 14,679,705 shares of Class B common stock outstanding as of June 1, 2016 as reported by the Issuer. Beneficial ownership is based on conversion of only the 2,401,969 shares of Class B common stock held by Novo A/S into Class A common stock on a one-for-one basis. Assuming all 14,679,705 shares of Class B common stock are converted into Class A common stock, Novo A/S would beneficially own 15.1% of the Class A common stock.

This amendment (“Amendment No. 1”), amends Items 1, 3 and 5 of the Schedule 13D originally filed with the Securities and Exchange Commission on June 2, 2016 (the “Initial Schedule”) to reflect the conversion of certain shares of Class B common stock held by the Reporting Person into shares of Class A common stock that occurred on June 1, 2016 to satisfy certain Nasdaq listing requirements imposed upon Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and to reflect the exercise of the underwriter’s over-allotment option that occurred on that date. Except as specifically amended by this Amendment No. 1, each Item of the Initial Schedule remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule.

Item 1.	Security and Issuer

Item 1 of the Initial Schedule is amended and replaced in its entirety as follows:

On June 1, 2016, the Issuer completed its initial public offering (“IPO”) of 6,325,000 shares of Class A common stock, par value $0.001 per share, which includes the exercise of the underwriter’s overallotment option for 825,000 shares on that date. The Issuer’s principal executive office is located at 2801 Gateway Drive, Suite 150, Irving, Texas 75063.

The Issuer has two classes of authorized common stock, Class A common stock and Class B common stock. The Class A common stock is registered under the Securities Exchange Act of 1934, as amended. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share, while each share of Class B common stock is entitled to three votes per share. Class B common stock is convertible at the election of the holder and (subject to certain limitations on conversion in the lock-up agreement discussed below) must irrevocably convert on a one-for-one basis into Class A common stock upon sale or transfer.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule is amended and replaced in its entirety as follows:

Between June 2006 and August 2010, through a series of financings, the Reporting Person purchased an aggregate of 16,701,334 convertible preferred shares (the “Preferred Stock”) of the Issuer (including shares accrued for dividends) at purchase prices ranging from $2.10 to $3.11 per share for an aggregate purchase price of $40,500,002. The purchase price of the Preferred Stock was paid by Novo A/S from its working capital. On November 30, 2010, the Preferred Stock was converted into common stock of the Issuer on a one-for-one basis. On January 6, 2016, the Issuer effected a 4.4-to-1 reverse split of its common stock and an automatic conversion for no additional consideration of such common stock into Class B common stock, which resulted in an aggregate of 3,795,757 shares of Class B common stock held by Novo A/S. On May 11, 2016, the Issuer effected a further 1.45-to-1 reverse split of its common stock, which resulted in an aggregate of 2,617,763 shares of Class B common stock held by Novo A/S prior to the Issuer’s initial public offering (the “IPO”).

The Reporting Person currently holds:

(i)	an aggregate of 965,794 shares of Class A common stock comprised of:

215,794 shares of Class A common stock acquired as a result of the conversion by the Issuer’s Board of Directors, as authorized by the Issuer’s charter (the “Issuer Conversion”), of Class B common stock for no additional consideration on a one-for-one basis into Class A common stock on June 1, 2016, the closing date of the IPO (the “Closing Date”); and

750,000 shares of Class A common stock (the “IPO Shares”) purchased from the underwriters on the Closing Date at $11.00 per share for an aggregate purchase price of $8,250,000 pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the offering. The purchase price of the IPO Shares was paid by Novo A/S from its working capital.

(ii)	an aggregate of 2,401,969 shares of Class B common stock remaining after the Issuer Conversion (the remaining shares of Class B common stock are irrevocably convertible on a one-for-one basis into Class A common stock upon sale or transfer).

Item 5.	Interest in Securities of the Issuer

Item (a) of the Initial Schedule is amended and replaced in its entirety as follows:

(a) Novo A/S beneficially owns an aggregate of 3,367,763 shares of Class A common stock, comprised of 965,794 shares of Class A common stock and assuming conversion of 2,401,969 shares of Class B common stock (irrevocably convertible on a one-for-one basis into Class A common stock upon sale or transfer) (the “Novo Shares”), or 35.5% of the Class A common stock (based on conversion of only the 2,401,969 shares of Class B common stock held by the Novo A/S into Class A common stock on a one-for-one basis). Assuming all 14,679,705 shares of Class B common stock are converted into Class A common stock, Novo A/S would beneficially own 15.1% of the Class A common stock. The foregoing percentage ownership calculations are based upon 7,643,401 shares of Class A common stock and 14,679,705 shares of Class B common stock outstanding as of June 1, 2016 as reported by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2016	Novo A/S

/s/ Thomas Dyrberg
	By:	Thomas Dyrberg
	Its:	Chief Executive Officer